September 24, 2024

Ehud Geller, Ph.D.
Interim Chief Executive Officer
PainReform Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

       Re: PainReform Ltd.
           Registration Statement on Form F-3
           Filed September 20, 2024
           File No. 333-282264
Dear Ehud Geller, Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark Selinger, Esq.